Exhibit 21.1

SUBSIDIARIES OF JAMES RIVER GROUP HOLDINGS, LTD.

Subsidiary	Jurisdiction of Incorporation or Formation
Carolina Re, Ltd.	Bermuda
Falls Lake Fire and Casualty Company	California
Falls Lake Insurance Management Company, Inc.	Delaware
Falls Lake National Insurance Company	Ohio
Franklin Holdings II (Bermuda) Capital Trust I	Delaware
James River Capital Trust I	Delaware
James River Capital Trust II	Delaware
James River Capital Trust III	Delaware
James River Capital Trust IV	Delaware
James River Casualty Company	Virginia
James River Group Holdings UK Limited	United Kingdom
James River Group, Inc.	Delaware
James River Insurance Company	Ohio
James River Management Company, Inc.	Delaware
James River Richmond Real Estate, LLC	Virginia
JRG Reinsurance Company, Ltd.	Bermuda
Potomac Risk Services, Inc. (d/b/a James River TPA Services)	Virginia
Stonewood Insurance Company	North Carolina